JOSEPH F. DANIELS Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4044 Main 212.407.4000 Fax 646.417.7418 jdaniels@loeb.com

Via E-mail

September 20, 2012

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:               Amira Nature Foods Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed September 14, 2012

File No. 333-183612

Dear Mr. Schwall:

On behalf of our client, Amira Nature Foods Ltd., a British Virgin Islands company (the “Company” or “ANFI”), we hereby provide responses to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 19, 2012 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) and addressed to Mr. Karan A. Chanana.  Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 2 to the Registration Statement (the “Amended F-1”) reflecting the responses of the Company below.

In order to facilitate the Staff’s review, we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Amended F-1.

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A limited liability partnership including professional corporations

H. Roger Schwall September 20, 2012 Page 2

Amendment No. 1 to Registration Statement on Form F-1  General

General

1.         We note that your anticipated price range is from $12.00 and $16.00. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide estimate of the range of the maximum offering price and the maximum number of securities offered. See Item 501(b)(3)(A) of Regulation S-K. We interpret this to mean that your range may not exceed $2.00 if you price below $10.00 and 20% if you price above $10.00. If you intend to price at a range that exceeds these limits, please provide us with an analysis as to why you believe that is appropriate.

RESPONSE:  The Company hereby confirms that it intends to price at a range that will not exceed these limits and undertakes to disclose a price range within these limits in its upcoming amendment to the Registration Statement that will contain price range related information (the “Price Range Amendment”).

Prospectus Summary, page 1

2.         We note your disclosure that the per share determination for the purchase of Amira India shares by Amira Mauritius will be made at the signing of the subscription agreement. Please revise your filing to disclose such per share value. In that regard, we note your disclosure that the subscription agreement will be entered into by the parties immediately prior to the filing and distribution of the preliminary prospectus containing a price range for this offering.

RESPONSE:   In response to the Staff’s comments, the Company has revised its disclosure on page 52 of the Amendment F-1 and hereby undertakes to disclose the per share purchase price of Amira India shares in the Company’s upcoming Price Range Amendment, which will also include as an exhibit an executed version of the final subscription agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

Exchange Agreement and Right of First Refusal, page 53

3.         Please revise your filing to clarify how the exchange multiple could impact the price per Amira India ordinary share upon a permitted exchange, and in the event of a mandatory exchange in connection with a change of control. In that regard, we note that the exchange agreement filed as Exhibit 2.1 includes consideration of the exchange multiple with respect to the calculation of a cash exchange payment in each such event, but your disclosure does not appear to reference the effect of the exchange multiple in such contexts. Similarly, please revise your filing to clarify the effect of the exchange multiple in a mandatory exchange of Amira India shares for ordinary shares of the registrant in connection with a change of control.

RESPONSE:  In response to the Staff’s comment, the Company has revised its

H. Roger Schwall September 20, 2012 Page 3

disclosure on page 53 of the Amended F-1 to clarify how the exchange multiple impacts the price per Amira India equity share upon a permitted exchange, and in the event of a mandatory exchange in connection with a change of control, where the Company elects to exchange for cash.  The Company has also revised its disclosure on pages 53 and 54 of the Amended F-1 to clarify the effect of the exchange multiple in a mandatory exchange of Amira India shares for ANFI ordinary shares in connection with a change of control.

4.         Please revise your filing to disclose the impact to the exchange multiple of certain material changes, as set forth in Section 2.1(a)(ii) of the exchange agreement.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 54 of the Amended F-1 to disclose the impact to the exchange multiple of certain material changes, as set forth in Section 2.1(a)(ii) of the exchange agreement.

Taxation, page 135

U.S. Federal Income Taxation, page 136

5.         We note your response to comment four in our letter dated September 7, 2012, and reissue the request for counsel to explain why it cannot give a “will” opinion on the matters subject to uncertainty, and to describe the degree of uncertainty in the opinion. In that regard, we note that you have provided risk factor disclosure, but have not included such information in the prospectus discussion under the caption “Taxation — U.S. Federal Income Taxation” that constitutes the opinion of counsel. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at Section III.C.4.

RESPONSE:  In response to the Staff’s comment, the Company has revised its disclosure on page 137 of the Amended F-1 to include an explanation for why it cannot give a “will” opinion on the matters subject to uncertainty, and to describe the degree of uncertainty in such opinion.

Exhibits

6.         We note your reference in your response to comment six in our letter dated September 7, 2012 to loans in fiscal 2010 to which the parties are bound by oral agreement. Please provide a written description of such agreement similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii) of Regulation S-K. Please refer to Regulation S-K Compliance and Disclosure Interpretation 146.04, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE:  In response to the Staff’s comment, the Company has filed as Exhibit 10.26 a written summary of the material terms of the oral contracts governing certain loans issued in fiscal 2010.

7.         Please file the final version of the subscription agreement and the

H. Roger Schwall September 20, 2012 Page 4

exchange agreement. Please refer to Instruction 1 to Item 601 of Regulation S-K. In that regard, we note that you have only filed a form of each such agreement, with certain information omitted.

RESPONSE:  In response to the Staff’s comments, the Company hereby undertakes to file the final versions of the subscription agreement and exchange agreement as exhibits to the Company’s upcoming Price Range Amendment.

Exhibit 5.1

8.         We note that the opinion states that “there will be no further obligation on the holder of any of the Ordinary Shares to make any further payment to the Company in respect of such Ordinary Shares.” Please obtain and file a revised opinion in which counsel more clearly opines as to whether the ordinary shares will be non-assessable based on the meaning of that term as understood under U.S. law. The staff understands the term “non-assessable” to mean that the security holder is not liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors. Please refer to Staff Legal Bulletin No. 19, at Sections III.B.1.a and III.B.1.c.

RESPONSE:  In response to the Staff’s comment, named counsel has revised its opinion to state that upon the valid issuance and payment in full of the subscription price for ordinary shares, such shares will be non-assessable based on the meaning of that term as understood under U.S. law.

9.         Please tell us why the assumptions set forth in numbered paragraphs 8 and 9 of Schedule 2 are both necessary and appropriate. In the alternative, please ensure that the revised legal opinion does not include such assumptions.

RESPONSE:  In response to the Staff’s comment, named counsel has revised its opinion to delete prior numbered paragraph 8.  It has also revised prior numbered paragraph 9 but retained the assumption that the signatures appearing on the executed board and shareholder resolutions examined were genuine, since such matter is one of fact, and not BVI law. It also advised us that it is appropriate and necessary for it to assume that the resolutions (on which named counsel based its opinion) are still in full force and effect.

Exhibit 8.2

10.       Please obtain and file a written consent from Loeb & Loeb LLP with respect to the reference to such firm in the new risk factor disclosure at page 30.

RESPONSE:  In response to the Staff’s comment, named counsel has filed as Exhibit 23.4 (as included in its opinion in Exhibit 8.2) a written consent with respect to the reference to such firm in the risk factor disclosure on page 30.

Should you have any questions concerning any of the foregoing, please feel free to contact me at 212-407-4044 or jdaniels@loeb.com.

H. Roger Schwall September 20, 2012 Page 5

Sincerely,

/s/ Joseph F. Daniels

Joseph F. Daniels
Partner